

Asia Entertainment & Resources Ltd.

(OTCBB: AERCF, AERLF)

Investor Presentation

March 2010

SAFE HARBOR STATEMENT

THIS DOCUMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES OF ASIA ENTERTAINMENT & RESOURCES LTD. ("AERL" OR THE "COMPANY").

THIS PRESENTATION MAY CONTAIN FORWARD-LOOKING INFORMATION WITHIN THE MEANING OF RULE 175 UNDER THE SECURITIES ACT OF 1933 AND RULE 3B-6 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AND IS SUBJECT TO THE SAFE HARBOR CREATED BY THOSE RULES. ALL STATEMENTS, OTHER THAN STATEMENTS OF FACT, INCLUDED IN THIS PRESENTATION, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING POTENTIAL FUTURE PLANS AND OBJECTIVES OF ASIA ENTERTAINMENT & RESOURCES LTD., ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHER THINGS, THE FOLLOWING: GENERAL ECONOMIC AND BUSINESS CONDITIONS; THE COMMERCIAL PERFORMANCE OF OUR GAMING OPERATIONS; COMPETITION; CHANGES IN REGULATORY POLICES; AND THE ABILITY TO OBTAIN ADEQUATE FINANCING IN THE FUTURE. THE INFORMATION CONTAINED IN THIS PRESENTATION IS QUALIFIED IN ITS ENTIRETY BY CAUTIONARY STATEMENTS AND RISK FACTORS DISCLOSURE DETAILED IN CERTAIN OF ASIA ENTERTAINMENT & RESOURCES LTD.'S SECURITIES AND EXCHANGE COMMISSION FILINGS, AVAILABLE AT http://www.sec.gov. ASIA ENTERTAINMENT & RESOURCES LTD. ASSUMES NO OBLIGATION TO UPDATE THE INFORMATION CONTAINED IN THIS PRESENTATION.

About Asia Entertainment & Resources Ltd.



Galaxy Star World Casino Macau

(See Glossary at back for meaning of abbreviations)

- *Asia Entertainment & Resources Ltd. ("AERL"), formerly known as CS China Acquisition Corp. ("CS China"), acquired Asia Gaming & Resort Limited ("AGRL") on February 2nd, 2010.*
- *The principal business activities of its wholly owned subsidiaries are to hold Profit Agreements with VIP Room gaming promoter companies ("Promoters") and to receive 100% of the profit streams from the Promoters.*
- *The Company operates VIP rooms at the following hotels:*
  - *MGM Grand – Macau*
  - *Galaxy Star World Casino – Macau*
- *The Company's management are 20-year veterans of the Macau gaming VIP market*
- *Additionally, the Company plans to open the first luxury Macau-style VIP room in Jeju Island, South Korea*
- *The Company boasts a marketing network of over 1,000 agents and collaborators across Asia*
- *VIP gaming is the most lucrative element of the Macau gaming industry and accounts for over 66.3% of all gaming revenue in Macau for 2009 (Source: DICJ)*

Asia Entertainment & Resources Ltd. Highlights


MGM GRAND
MGM Grand Casino Macau

Company Highlights

- *The Company is a growing VIP room operator with over US$744 million in Rolling Chip Turnover for February 2010, up 162% Y/Y*
- *In 2008, the Company generated net income of $20.2 million and chip turnover of $3.2 billion (audited), and exceeded $3.2 billion in chip turnover through 9/2009*
- *The Company is debt free and has a proven track record of growth*
- *The Company has no need to buy, build or maintain expensive real estate*
- *Agreements to operate VIP rooms are renewable and the Company has the flexibility to move to, and add, more attractive casino locations*
- *The Company is the first to promote a Macau-style VIP room in Jeju Island , South Korea*
  - *A short flight from many major cities in China*
  - *Jeju Island is designated as a Chinese Visa Free zone*

Capitalization Table

	CAPITALIZATION TABLE
Share Count (in thousands):	
Ordinary Shares Issued to AGRL	14,560 *1
Other Ordinary Shares Outstanding	2,195
Warrants	14,648 *2
Total Shares Outstanding	31,403
2009 & 2010 Incentive Targets	12,500 *3,4
2011 Incentive Target	2,573 *4
2012 Incentive Target	2,573 *4
Total Including All Incentives	48,599 *5

*1 Includes 4.21 million shares after 2010 financial audit is complete.

*2 $5.00 exercise price, 5-year term, Callable if ordinary shares trade at $8.50/share for any 20 trading days within a 30 trading day period.

*3 Cumulative potential for both years.

*4 There are additional out performance bonuses of 0.53 million shares per year for exceeding net incomes of: $29.0 million in 2009, $60.0 million in 2010, $75.0 million in 2011, and $82.5 million in 2012. Theses shares are not included in the table.

*5 EarlyBirdCapital, Inc., in connection with the IPO, has a unit purchase option for 480,000 units, each unit consisting of one ordinary share and two warrants. Theses shares are not included in the table.

ASIA ENTERTAINMENT & RESOURCES LTD.

Business Overview

Industry Growth

Growth Statistics:

- *Macau's casino gaming revenues increased from $5.7 billion in 2005 to $10.33 billion in 2007 to $13.6 billion in 2008 and further increased to $14.9 billion in 2009 (Source: CLSA Asia-Pacific Markets)*
  - *The CAGR was 27% from 2005 to 2008*
- *Annual visitation to Macau increased to 21.7 million people in 2009 (Source: DSEC)*
- *Casinos compete for VIP gaming business because it is the largest segment of the Asian gaming industry*

Drivers for Growth:

- *China continues its positive GDP growth despite the global recession*
- *Liberalization of travel and currency restrictions for visitors from China to Macau*
- *Several major infrastructure projects are completed, under construction or being planned:*
  - *Second ferry terminal located on Taipa*
  - *28-kilometer bridge connecting Hong Kong, Macau and Zhuhai in China*
  - *Expansion of the Macau International Airport*
  - *Construction of two new tunnels linking the Macau peninsula and Taipa*
  - *Light rail transit system*
  - *Lotus Bridge*

Macau's Proximity to Major Population Centers


Beijing
Tianjin
Seoul
Tokyo
Shanghai
New Delhi
Taipei
Guangzhou
Hanoi
Macau
Hong Kong
Mumbai
Manila
Bangkok
Phnom Penh
Colombo
Kuala Lumpur
Singapore
Jakarta

Macau is a Leading Global Center for Gaming

- *Macau benefits from its proximity to one of the world's largest pools of gaming patrons*
- *Macau is the only market in Greater China to offer legalized casino gaming*
- *24-hour hydrofoil ferry system provides access from Hong Kong*
- *Main global population centers of China, Taiwan, Japan, Korea, Indonesia, Thailand, the Philippines and India lie within five hours' flying time from Macau or Hong Kong*

Macau Gaming Revenue


$ 16.00
$ 14.00
$ 12.00
$ 10.00
$ 8.00
$ 6.00
$ 4.00
$ 2.00
$ -
US$ (Billions)
$5.17
$5.76
$7.07
$10.37
$13.60
$14.90
2004
2005
2006
2007
2008
2009 (1H)

(Source: DICJ)

Relationships in the VIP Gaming Cycle



VIP Patron

- *Has relationship with Agents & Collaborators*
- *Settles marker with agents & collaborators*

Agents & Collaborators


TICKETS

- *Provide travel and accommodations, and entertainment*
- *Non-redeemable chips & marker to VIP patrons*
- *Receive commission from the VIP room Promoter on rolling chips turnover*



The Company aggregates thousands of smaller agents and their clients by providing the capital and services required for VIP gaming

Casino



- *Provides facilities, dealers, chips, cage*
- *Pays taxes directly*
- *Intra-day, daily, & monthly settlement statements to VIP room*
- *Monthly payment of commission to VIP Room*

VIP Room Promoter



(Company's Iao Kun VIP Gaming Room, located in Star World & Casino – Downtown, Macau)

- *Secures room with casino through minimum rolling chips guarantee and initial chips purchase*
- *Provides credit to Agents & Collaborators only*
- *Receives commission from casino on rolling chips turnover or a share of the VIP room gross win*

Rolling Chips Turnover


Macau VIP Gaming Rolling Chips
US$ (million)
$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$44,567
$57,749
$82,017
$79,455
$71,193
$62,806
$63,879
$71,538
$88,077
Q. Average 06
Q. Average 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
Q3 09


Asia Entertainment & Resources Ltd.
Promoters Gaming Rolling Chips
US$ (million)
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$303
$669
$640
$742
$856
$620
$594
$620
$922
$790
$858
$839
$834
$1,602
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
Q3 09

- *Macau VIP gaming rolling chips decreased from $82 billion in Q1 2008 to $64 billion during Q1 2009, a 22% decline and has a dramatic resurgence to $88 billion in Q3 2009*
- *(Source: DICJ)*

- *The Company's Promoters volume grew from $3.2 billion in 2008 to exceed $3.2 billion in the first 9 months of 2009*
- *Gaming rolling chips further increased to exceed $1.8 billion during Q4 2009, up 62% Y/Y*
- *Unaudited*

Win Rate vs. Commission

Agreements with Casino on Either a Commission Basis or Share of the Win Rate

Commission Model:

- *The Company receives a commission on rolling chips turnover, there is no shared risk with casino or volatility from patrons' winning*
- *Recently, six casino operators in Macau agreed to set the maximum commission rate at 1.25% through legislation, after coordination with the Macau government*
- *Casino pays a 39% gaming tax to the Macau Government at origination*
- *The Company splits its revenue on an agreed basis with the various agents and collaborators that bring the VIP patrons*

Win Rate Split Model:

- *Split of the gross gaming win with casino while also sharing the risk*
- *Historical statistical casino win rate is approximately 2.85% to 3.00%, but there is short-term volatility*
- *The Company's monthly gross win rate as a percentage of Rolling Chip Turnover has historically ranged between approximately 1.1% and 4.5%.*
- *Casino pays a 39% gaming tax to the Macau Government at origination*
- *The Company splits its revenue on an agreed basis with the various agents and collaborators that bring the VIP patrons*
- *Below a 1.9% win rate, the Company may lose money due to commissions paid out to agents and collaborators*

Revenue and Net Profit Model


Average Segments as a % of Rolling Chip Turnover
Based on Average Statistical Win Rate of 3.00%
Taxes, 1.20%
Agents & Collaborators, 0.75%
Casino, 0.55%
Fixed & Other Costs, 0.05%
Net Profit before G&A, ~0.45%

Growth and Opportunities

The Company's VIP Gaming in Macau Remains Strong

- *As of June 2009, the Company relocated its VIP room from the four-star Grand Waldo Hotel to the five-star MGM Grand in downtown Macau and repositioned the room to serve higher-tier VIP patrons*
  - *As part of the relocation to the MGM Grand, the number of gaming tables almost tripled – increasing from 4 to 11*
  - *Given the increased capacity at MGM Grand, the Company is able to cater to more patrons*

Future Launch of Jeju VIP Room

- *The Company has signed agreement with Unicorn Hyatt Regency Casino in Jeju Island, South Korea*
- *The higher commission rate in South Korea provides significant incentives to agents and collaborators to direct their patrons to this gaming venue*
- *Direct flights to Jeju along with regularly scheduled commercial and charter operations from major Chinese cities - Shanghai, Beijing, Guangzhou, Hangzhou, Shenzhen and Shenyang - are increasing in response to Korean government support*
- *Expected full opening of the VIP room in Jeju in the second half of 2010*

Financial Summary

AGRL Financial Summary

US$ (Millions)	2006	2007	2008	2009 (9mo) [(1)]
Chip Turnover	$1,612.1	$2,811.3	$3,190.6	$3,275.0
Growth		*74.4%*	*13.5%*	
Net Revenue	$22.9	$36.2	$51.0	$39.2
Growth		*58.1%*	*40.9%*	
Chip Commissions Paid	$10.6	$18.3	$25.1	$23.5
Administrative Expenses	$2.6	$4.4	$5.5	$5.5
Net Income	$9.5	$13.3	$20.2	$9.8
Growth		*40.0%*	*51.9%*	
Margin	*41.5%*	*36.7%*	*39.6%*	*25.0%*

(1) Unaudited

ASIA ENTERTAINMENT & RESOURCES LTD.

Management Team

AERL Management and Board

Lam Man Pou – Founder & Chairman of Board

- Mr. Lam is the Founder of AGRL and is responsible for the overall direction and development of the business and its subsidiaries. He is also responsible for developing the Company's marketing programs.
- Mr. Lam is a citizen of Macau, China and has been involved in the gaming industry in Macau for over 20 years.
- He has worked as Senior Manager at various VIP rooms of SJM's Casinos and has served as a junket operator for SJM's Casinos in Macau before forming his own operating company in 2002.
- He is a member of the Macau Gaming Industry General Association of Administrators and Promoters.

Leong Siak Hung – Chief Executive Officer and Director

- Mr. Leong is the Chief Executive Officer of AERL and is responsible for the direct general administration of the business and AERL's strategic planning and expansion.
- Mr. Leong is a citizen of Macau, China and has over 17 years of active management with various industrial and real property companies in Macau, Hong Kong and China.
- He has acted as management advisor for Mr. Lam with respect to general administration and human resources management for VIP rooms since 2002.

Li Chun Ming– Chief Financial Officer and Director

- Mr. Li is the Chief Financial Officer of AERL and is responsible for finance and accounting.
- Mr. Li is a citizen of Hong Kong, China and is a practicing Certified Public Accountant and a member of the Hong Kong Institute of Certified Public Accountants.
- He is also an associate of the Hong Kong Taxation Institute and the Association of International Accountants.
- He is a graduate of Hong Kong Polytechnic University, Department of Accounting and a director of Klis & Associates CPA Limited.
- In his capacity as consultant and practicing Certified Public Accountant, Mr. Li has worked in a broad range of industries, including insurance, real estate, manufacturing, consultancy and trading.

AERL Management and Board

Vong Hon Kun – Chief Operation Officer, Deputy Chairman & Director

- Mr. Vong is the Deputy Chairman and the Chief Operating Officer of AERL and is responsible for developing the VIP patron market in Mainland China and the agent network throughout the country.
- Mr. Vong is a citizen of Macau, China. Mr. Vong has spent over 18 years in the gaming industry working in all aspects of VIP room promotion and the direct management of VIP rooms.
- Before he joined the gaming industry, Mr. Vong had worked as a civil servant for six years.
- He also worked as senior manager at various VIP rooms of SJM's Casinos. During the course of working for SJM's Casinos he developed a strong agent network and background in the operation management of VIP rooms.
- He is a member of the Macau Gaming Industry General Association of Administrators and Promoters.

Lam Chou In – Operating Officer

- Mr. Lam is an Operating Officer of AERL and is responsible for customer relationship policies for VIP rooms and developing VIP patrons in the immediate Hong Kong marketplace and for supervision of that area's agent network.
- Mr. Lam is a citizen of Macau, China and has over 14 years experience in gaming industry.
- His experience also includes food and beverage sales operations.
- Before joining the group he worked as senior manager at various VIP rooms of SJM's Casinos.
- He is a member of the Macau Gaming Industry General Association of Administrators and Promoters.

Board of Directors

Chien Lee – Director

- Since August 2004, founding member and Chairman and CEO of CS Capital USA LLC, a private equity firm focused on diversified investments in China.
- Vice Chairman of SK Development (Zhongshan) Company, Ltd., a land acquisition and real estate development company located in China, since its formation in May 2005.
- Since October 2004, Co-Founder of 7 Days Inn, one of the leading budget hotel chains in China.
- Since April 2004, Co-Founder and director of The Officebox, a retail office products superstore chain in China.
- Since August 1989, Founding Member and president of Lee Holdings Company, Inc., a Miami-based investment company focusing on the acquisition of non-performing assets in the U.S.
- From January 1988 to August 1995, president and founder of City Homes, Inc., a real estate investment company in Miami.

James Preissler – Director

- Since November 2006, Managing Partner of Panthera Capital Group, an advisory firm for Chinese companies .
- From November 2004 to November 2006, Chief Financial Officer and Secretary for China Unistone Acquisition Corp., a blank check company that subsequently merged with a target in China to form Yucheng Technologies (NASDAQ: YTEC), a provider of financial technologies and solutions to banks in China.
- Investment Advisor to Yucheng Technologies since its merger in November 2006.
- From March 2003 to September 2005, Associate Director of Research for Majestic Research, a New York-based independent research boutique firm focused on proprietary research for hedge funds and institutional investors.
- From March 2002 to February 2003, Head of the Digital Media Research Group of Investec, an investment bank specializing on mid-cap growth companies in the United States and Europe.
- Received a B.A. from Yale University and currently holds Series 7, 24, and 63 securities licenses.

Board of Directors

Sylvia Lee – Director

- Since August 2004, founding member and Vice Chairman and CFO of CS Capital USA LLC, a private equity firm focused on diversified investments in China.
- Since May 2006, Director of SK Development (Zhongshan) Company, Ltd., a land acquisition and real estate development company located in China.
- From November 1994 to January 2001, Founder and President of Unique Domain, Inc., an interior design firm and furniture trade showroom chain store in Florida.
- From June 1993 to September 1997, served as treasurer and member of the Arts and Design Village Development Council of Buena Vista, Inc., a non profit organization which had helped revitalize the mid-town Miami area and the Miami Design District.
- Since August 1989, founding member and Executive Vice President of Lee Holdings Company, Inc., a Miami-based investment company focusing on the acquisition of real estate properties in the U.S.
- Received a M.S. from Florida International University, and a B.A. from University of Hawaii.

Incentive Shares

- AGRL will be issued an additional 4.21 million shares after its 2010 financial audit is complete.

Incentive Shares Based on Net Income Targets

2009 Incentive Share Targets			
Net Income Range			Incentive Shares
$16,000,000	-	$16,999,999	1,150,000
$17,000,000	-	$17,999,999	2,464,000
$18,000,000	-	$18,999,999	3,981,000
$19,000,000	-	$19,999,999	5,750,000
	> $20,000,000		7,841,000

2010 Incentive Share Targets			
Net Income Range			Incentive Shares(1)
$36,800,000	-	$37,799,999	4,210,000
$37,800,000	-	$38,799,999	6,300,000
$38,800,000	-	$39,799,999	8,069,000
$39,800,000	-	$40,799,999	9,586,000
$40,800,000	-	$41,799,999	10,900,000
	> $41,800,000		12,050,000

2011 Incentive Share Targets	
Net Income Range	Incentive Shares
> $49,500,000	2,573,000

2012 Incentive Share Targets	
Net Income Range	Incentive Shares
> $58,000,000	2,573,000

(1) Cumulative incentive shares cannot exceed 12,050,000 with respect to the 2009 and 2010 fiscal years combined.

- There are additional out performance bonuses of 0.53 million shares per year for exceeding net incomes of: $29.0 million in 2009, $60.0 million in 2010, $75.0 million in 2011, and $82.5 million in 2012.

Contact Information

James Preissler

Director

Phone: (646) 450-8808

email: preissj@gmail.com

Glossary

DICJ – Governo da Região Administrativa Especial de Macau Direcção de Inspecção e Coordenação de Jogos (The Gaming Inspection and Coordination Bureau)

DSEC – Governo da RAE de Macau Direcção dos Serviços de Estatística e Censos (Statistics and Census Service Macao SAR Government)

CLSA Asia-Pacific Markets – https://www.clsa.com/index.php

CAGR – Compound Annual Growth Rate